Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700, PO Box 152
Toronto, Ontario Canada M5H 2Y4
Tel: +1 (416) 359 7805
Fax: +1 (416) 359 7801
E-mail: pparisotto@coniston.ca
Website: www.blacksandspetroleum.com

February 20, 2009

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax: 202-772-9368

Original follows by mail

Dear Mr. Giugliano:

Re:	Blacksands Petroleum, Inc.
Form 10-KSB for Fiscal Year Ended October 31, 2007
Filed January 29, 2008
Form 10-Q for Quarterly Period Ended January 31, 2008
Filed March 24, 2008
Response Letter Dated May 15, 2008
Response Letter Dated August 18, 2008
Form 10-Q for Quarterly Period Ended July 31, 2008
Filed September 15, 2008
Response Letter Dated October 20, 2008
Response Letter Dated December 19, 2008
File No. 000-51427

Further to our letter of December 19, 2008, we have incorporated our further responses to the SEC comments included in your letter of December 2, 2008 below, as well as responses to comments 4, 5, 6 and 9 not previously addressed by us.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

Item 1 – Description and Development of Business, page 3

2.            Your response to prior comment number one from our letter dated September 19, 2008 discusses future payment obligations and commitments under the Impact Benefit Agreement (“IBA”). Please confirm that you will include disclosure of the amount and timing of these obligations in management’s discussion and analysis within your next Form 10-K. Please refer to Item 303(a) of Regulation S-K. In responding to this comment, please include a sample of your proposed expanded disclosure.

MANAGEMENT’S RESPONSE

The Impact/Benefit Agreement was filed as Exhibit 10.14 on Form 8K/A on February 19, 2009, and is incorporated by reference in our Form 10-K for October 31, 2008. Its amendment is included as Exhibit 10.14.1 in the Form 10-K of October 31, 2008.

The Company has referred to Item 303(a) of Regulation S-K. In response to this comment, we have included the following disclosure relating to the Joint Venture Agreement and its amendments, and the Impact/Benefit Agreement and its amendment in our Form 10-K for October 31, 2008, in our Management’s Discussion and Analysis.

The A10 Project

The initial exploration project for Access is named “A10 Project” and lies on a portion of the traditional land of the Buffalo River Dene Nation (the “BRDN”) subject to Treaty 10 (“Treaty 10”) in western Saskatchewan on the border with Alberta (the “Project Land”). The BRDN is a party to Treaty 10 with Her Majesty the Queen in the Right of Canada (the “Crown”) which recognizes lands and water belonging to the BRDN whose territory is situated partly in the Province of Saskatchewan and partly in the Province of Alberta. Upon entering into Treaty 10, the BRDN did not cede, release, surrender or yield to the Crown any or all rights, titles and privileges whatsoever to the BRDN’s traditional territories. Lands and waters described in Treaty 10 form a part of the traditional territories of the BRDN. Access signed the Joint Venture Agreement with the BRDDC in November 2006, amended on May 18, 2007, and further amended on March 17, 2008, granting Access exclusive access to the land. A copy of this agreement was filed as Exhibit 10.8 to our Form 8-K/A filed on February 19, 2009, and incorporated by reference herein.

Pursuant to the terms of the JV Agreement, the Company is responsible for 100% of the costs to explore and develop any project within the traditional lands. After all costs relating to a specific project have been recouped, the Company will retain a 90% interest and the BRDDC will be entitled to the remaining minority interest of the Project. Furthermore, the BRDDC is entitled to earn up to an additional 20% interest in any project(s) by contributing its pro rata share of the costs to explore and develop any project(s). Even if the BRDDC chooses to participate to the full extent permitted by the JV Agreement, the Company would continue to hold a majority of the working interest in the project.

In addition, the Company is committed to make certain contributions to the BRDN on or before May 24 of every year for capacity and infrastructure building and for reimbursement of costs for traditional lands staffing and to support training and development of the BRDN community in the range of Cdn$1,000,000 to Cdn$1,300,000 per year. Additionally, the Company is committed to expend up to Cdn$1,000,000 to assist BRDN forestry contractors to transition to approved contractors for the A10 Project. Finally, the Company is committed to providing a loan of up to Cdn$5,000,000 to assist the BRDDC to fund an increase in ownership of the A10 Project from the current 10% interest to up to 30% interest when production is to commence. All amounts paid or advanced are potentially recoverable as part of the Company’s earned working interest in the A10 Project.

As at October 31, 2008, the Company had paid or accrued a total of approximately Cdn$2,098,500 (approximately US$1,742,200) to the BRDN and is committed to further payments totalling in the aggregate of approximately Cdn$25,000,000 over the term of the agreement which expires in 2027.

Risk Factors and Uncertainties, page 9

3.            Please expand your disclosure to explain the significance of an IBA in relationship to your ability to access and use the A-10 Project Lands (and other Traditional Lands). Please also include a risk factor addressing the ramifications resulting from an inability to obtain or retain an Impact Benefit Agreement. Please provide us with a sample of your proposed expanded disclosures.

MANAGEMENT’S RESPONSE

We have included the following disclosure in our Form 10-K for October 31, 2008, and in our amended 10-KSB for October 31, 2007:

In the Risk Factors and Uncertainties section, under “Risks Related To Our Business”:

Failure to Obtain and/or Retain Obligations in Joint Venture/Impact Benefit Agreements with First Nations.

The Impact Benefit Agreement together with the Joint Venture Agreement set out the obligations and commitments of the Company with regard to respecting a First Nation’s traditional way of life, culture, livelihood and the environment and ecosystems of a First Nation’s traditional lands. Failure to fulfill the obligations and commitments pursuant to such agreements could result in the early termination of such agreements, and the Company not being able to access a First Nation’s traditional lands in order to carry out activities.

As well, failure to obtain an Impact Benefit Agreement/Joint Venture Agreement with a First Nation could preclude the Company from gaining access to the land in order to carry out exploration, development or production activities.

In Item 1 of our Form 10-K for October 31, 2008, under “Rights of the BRDN and LLCDA to Surface and Subsurface Access of Land” we included the following disclosure regarding the importance of an Impact Benefit Agreement/Joint Venture Agreement (italicized):

Treaty 10, which applies to the traditional lands of the BRDN Nation and the Project Land, recognizes the BRDN’s right to control surface access to their land. Current law reserves the right of the Province of Saskatchewan (the “Province”) to grant rights to access the subsurface of the BRDN’s land. Any subsurface rights granted by the Province would be encumbered by the BRDN who control surface access rights, which have been granted exclusively to Access pursuant to the Joint Venture Agreement and Amendments, and the Impact/Benefit Agreement and its amendment of March 17, 2008. The BRDN are a nation of over 1,500 people whose traditional land encompasses 85,800 square miles within the area of Treaty 10 (“Treaty 10”).

The Impact Benefit Agreement and its amendment of March 17, 2008 set out the obligations and commitments of Access with regard to respecting the BRDN’s traditional way of life, culture, livelihood, and the environment and ecosystems of the BRDN’s traditional lands. Without an IBA, a subsurface rights holder would not be able to gain access to the land in order to carry out exploration, development or production activities. ....

Report of Independent Registered Public Accounting Firm, page 28.

4.         We note your response to prior comment number three from our letter dated September 19, 2008 in which you conclude it is not necessary to include the report of the referenced predecessor auditor in your current filing. We are unable to agree with your conclusion. Please note that Rule 2-05 of Regulation S-X states that if “part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in his report, the separate report of the other accountant shall be filed.” Accordingly, please confirm that your amended filing of your Form 10-KSB will include the report dated January 30, 2006 which your principal auditors have referenced in their report.

MANAGEMENT’S RESPONSE:

For a variety of reasons including the fact that we have changed auditors for our Form 10-K for October 31, 2008, we determined that the most appropriate course of action was to have Sherb & Co., LLP (our auditors for 2006 and 2007) complete audits of the periods from inception to October 31, 2004, and the year ended October 31, 2005, in order that they may issue an updated audit report with our October 31, 2007 amended 10-KSB that covers the period from inception to October 31, 2007 - negating the need to reference and include the audit report of the predecessor auditor. The same audit report from Sherb covering from inception to October 31, 2007 (as is in our amended Form 10-KSB) is included in our Form 10-K for the year ended October 31, 2008 and referenced by our current auditors, Ernst & Young LLP.

Footnote 3 – Oil and Gas Property Costs, page 38

5.         We note your response to our prior comment number six and continue to be unable to agree with your conclusion regarding the capitalization of these payments as property acquisition costs. Please contact us at your earliest convenience to further discuss this matter.

MANAGEMENT’S RESPONSE:

In the Company’s Current Report on Form 8-K filed on January 12, 2009, as amended on January 26, 2009, we identified that our financial statements contained an error and should no longer be relied upon for costs capitalized as Oil & Gas Property Costs as such costs should have been expensed.

Further, in response to this comment, our amended Form 10-KSB includes corrected information and the following disclosure in the MD&A under “Restatement of Financials”.

On January 9, 2009, the Company’s Audit Committee concluded that there was an accounting error in its financial statements filed in its Form 10-KSB for the years ended October 31, 2007, and in its Form 10-Qs for the quarters of January 31, 2008, April 30, 2008, and July 31, 2008.

The error relates to inappropriate capitalization of expenses as oil and gas property costs in each period. Amounts that should have been expensed have been capitalized, resulting in an understatement of the Company’s net loss, and an overstatement of the Company’s oil and gas property costs.

As well, in its analysis of the required adjustments for the restatement of the oil and gas property costs, the Company determined that it had accounted for its change in functional currency to the Canadian dollar as of October 31, 2007. In fact, the change in functional currency should have been effective August 3, 2007, the date of acquisition of Access Energy. This results in a change in accounting estimate with an effect of understating foreign exchange loss in the Company’s Consolidated Statements of Operations by $562,993, and understating its Accumulated Comprehensive Loss by the same amount. Although the Company has determined that the adjustment associated with its change in functional currency is a change in accounting estimate, and as such is not required to be corrected retroactively, the Company decided to reflect the adjustment in these restated financial statements.

The effect of the corrections on each financial statement line, and any per-share amounts, as well as the cumulative effect of the change on retained earnings or other components of equity is indicated in Note 13 to the Consolidated Financial Statements.

Full disclosure of the restatement is also in Note 13 to our financial statements for the year ended October 31, 2007 included in our amended Form 10-KSB.

6.         We note in your response to our prior comment number seven that you have determined the costs in question are not preacquisition contingencies. Please confirm to us that the costs are not liabilities existing at the date of the Access acquisition nor were they for expenses incurred by Access prior to the acquisition date.

MANAGEMENT’S RESPONSE:

We confirm the costs in question are not preacquisition contingencies, nor are they for expenses incurred by Access prior to the acquisition date.

FORM 10-Q for the Quarterly Period Ended July 31, 2008

Item 1 – Financial Statements

Footnote 3 – Oil and Gas Property Costs, page 10

9.         In your response to our prior comment number eight, we note the “exchange adjustment” in the amount of $247,923 represents a translation adjustment pursuant to paragraphs 12 thru 14 of FAS 52. Please tell us why there is no translation adjustment amount presented in your reconciliation of oil and gas property costs from October 31, 2007 to July 31, 2008.

MANAGEMENT’S RESPONSE:

When we are reviewing our Form 10-Q for the period of July 31, 2008, as indicated relating to your comment #5 above, we will review this comment in detail.

Footnote 6 – Stocks and Warrants, page 13

10. We note from your response to our prior comment number ten that the Stock Option Plan will be presented to the shareholders for approval at the annual general meeting to be held on December 10, 2008. In your next annual report, please expand your proposed disclosure either within the management’s discussion and analysis to state the amount of expense expected to be recognized in the period of the plan’s approval and adoption. In responding to this comment, please provide us with a sample of your proposed expanded disclosure.

MANAGEMENT’S RESPONSE – December 19, 2008:

Our annual general meeting, scheduled for December 10, 2008, was postponed due to a lack of quorum. It has been rescheduled to January 8, 2009 and closer to that date, we will know whether we have the required quorum to hold the meeting on that date. If we do not have the required quorum, we will hold our 2008 and 2009 Annual General Meetings together at some point in the first half of 2009, and will continue to include the stockholder approval of the amended 2008 Stock Option Plan as an agenda item.

Once the stockholders approve the amended 2008 Stock Option Plan, our disclosure will include the appropriate note disclosure for stock-based compensation including the assumptions to calculate the stock-based compensation expense.

MANAGEMENT’S RESPONSE – February 20, 2009:

As you may have noted from our Form 8-K filing of January 6, 2009, we cancelled our Annual Meeting of stockholders rescheduled for January 8, 2009 due to a lack of the required quorum. We are in the process of arranging a reduction to our required quorum for our next Annual Meeting of stockholders.

Since we still have not been able to get stockholder approval for the amended 2008 Stock Option Plan, we have continued with disclosure in our Form 10-K for the year ended October 31, 2008 similar to what we included in our Form 10-Q for July 31, 2008.

OTHER UPDATES ON YOUR COMMENTS

From your December 2, 2008 Letter

Form 8-K Item 1.01 Filed October 16, 2008

11.      We note you have entered into a material definitive agreement with La Loche Clearwater Development Authority. Please confirm that you will file the material definitive agreement as an exhibit to your next periodic report.

MANAGEMENT’S RESPONSE:

The material definitive agreement with La Loche Clearwater Development Authority was subject to the ratification of the Joint Venture Agreement and Impact Benefit Agreement (the “Agreements”) by the La Loche Community. After ratification meeting postponements, the Agreements were ratified by the La Loche Community on February 14, 2009. Following the ratification, the Company filed the material definitive agreement with La Loche Clearwater Development Authority (the “Agreement”) on February 17, 2009, as Amendment No. 1 to Current Report on Form 8-K, originally filed on October 15, 2008. The Agreement is incorporated by reference as Exhibit 10.16 to the Company’s Form 10-K for the year ended October 31, 2008.

Yours truly,

/s/ Paul A. Parisotto

Paul A. Parisotto

President & Chief Executive Officer